Exhibit 99.1

ROYAL BANK OF CANADA TO REPURCHASE

UP TO 30 MILLION OF ITS COMMON SHARES

TORONTO, October 12, 2012 — Royal Bank of Canada (“RY” on TSX and NYSE) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange, to commence a normal course issuer bid through the facilities of the Toronto Stock Exchange and to repurchase for cancellation up to 30 million of its common shares, representing approximately 2.1 per cent of the bank’s outstanding common shares as at September 28, 2012. On September 28, 2012, there were 1,444,700,692 common shares outstanding. The bank intends to file a notice of intention with the Toronto Stock Exchange in this regard.

Purchases may commence on November 1, 2012, provided the Toronto Stock Exchange has accepted the notice of intention, and may continue until October 31, 2013. The amount and timing of any purchases will be determined by the bank, except that the amount of purchases on any given day will not exceed 634,500 common shares, which is 25 per cent of the average daily trading volume on the Toronto Stock Exchange for the six-months ending September 28, 2012. Purchases under the bid will be made exclusively on the Toronto Stock Exchange and in accordance with the applicable Canadian and United States securities laws. The price paid for any repurchased shares will be the market price of such shares on the Toronto Stock Exchange at the time of acquisition.

The proposed share repurchases will enable the bank to balance the imperatives of maintaining strong capital ratios with the ongoing need to generate shareholder value. On July 31, 2012, the bank’s Tier 1 and Total capital ratios were 13.0 per cent and 15.0 per cent, respectively.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the proposed normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2011 Annual Report and in our Q3 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis, changes in accounting standards, policies and estimates; the effects of changes in government fiscal, monetary, economic and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; and our ability to successfully execute our strategies.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2011 Annual Report and in the Risk management section of our Q3 2012 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Investor Contact:

Karen McCarthy, Investor Relations, (416) 955-7809, karen.mccarthy@rbc.com

Media Contact:

Tanis (Robinson) Feasby, Corporate Communications, (416) 955-5172,

tanis.feasby@rbc.com